UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12951

A. Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

Table of Contents		Page

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of January 31, 2009 and 2008	2

	Statements of Changes in Net Assets Available for Benefits
	for the Years Ended January 31, 2009 and 2008	3

	Notes to Financial Statements	4-9

(b)	SUPPLEMENTAL SCHEDULE

	Form 5500 Schedule H Part IV Line 4(i) —
	Schedule of Assets (Held at End of Year) as of January 31, 2009	10

(c)	EXHIBITS

	Exhibit A – Consent of Independent Registered Public Accounting Firm	12

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (the “Plan”) as of January 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic fiscal 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 29, 2009

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2009 AND 2008

	January 31,	January 31,
	2009	2008

ASSETS:

Participant directed investments at fair value (Notes 3 and 4)	$28,073,469	$35,707,586

Receivables:
Participant contributions	512	86,912
Employer contribution	1,032,554	762,219

Total receivables	1,033,066	849,131

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	29,106,535	36,556,717

Adjustments from fair value to contract value for fully benefit-
responsive investment contracts	-	9,808

NET ASSETS AVAILABLE FOR BENEFITS	$29,106,535	$36,566,525

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

	January 31,	January 31,
	2009	2008

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments (Note 4)	$(12,434,105)	$(293,432)
Interest and dividends	2,271,944	1,864,000

Net investment income (loss)	(10,162,161)	1,570,568

Contributions:
Participant contributions	2,805,644	2,205,390
Employer contributions	1,052,378	764,491

Total contributions	3,858,022	2,969,881

DEDUCTIONS:
Benefits paid to participants	1,150,945	2,373,739
Administrative expenses	4,906	35,213

Total deductions	1,155,851	2,408,952

INCREASE (DECREASE) IN NET ASSETS	(7,459,990)	2,131,497

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,566,525	34,435,028

End of year	$29,106,535	$36,566,525

See notes to financial statements.

BUCKLE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal Year	Year Ended

2008	January 31, 2009
2007	January 31, 2008

General — The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective February 1, 2008. The Plan administrator is The Buckle, Inc. (the “Company”). Effective February 1, 2008, the Plan changed its recordkeeping functions from Wells Fargo Bank, N.A. to Fidelity Investments. Fidelity Management Trust Company currently serves as the Plan trustee.

Contributions — Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. During fiscal 2007, participants were able to contribute from 1% to 50% of their eligible pay. The Company may contribute to the Plan at its discretion. In fiscal 2008 and 2007, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,052,378 and $764,491 during the years ended January 31, 2009 and 2008, respectively. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and an allocation of administrative expenses. During fiscal 2007, each participant’s account was also credited with an allocation of the amounts forfeited from terminated participants’ non-vested account balances. No such allocation was made during fiscal 2008 as forfeited amounts were utilized to fund a portion of the Company’s discretionary matching contribution. Allocations are based on participant earnings or account balances, as defined under the Plan. Administrative expenses were allocated to participants’ vested balances at an annual rate of $25 ($6.25 per quarter) for each quarter of the fiscal 2007 plan year. For the fiscal 2008 plan year, administrative expenses were only charged for certain transactions and were allocated to the respective participants’ accounts accordingly. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting — Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Percent
Years of Service	Vested

Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six or more	100

Participant Loans — Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. For loans originated during fiscal 2007 or earlier, loan terms ranged from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At January 31, 2009, interest rates on outstanding loans ranged from 5.0% to 10.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account.

Forfeited Accounts — At January 31, 2009 and 2008, forfeited non-vested account balances were $75,511 and $107,981, respectively. During fiscal 2008, forfeitures of terminated participants’ non-vested account balances were utilized to offset the Company’s discretionary matching contributions made during the plan year. The amount utilized to fund a portion of the Company’s matching contribution was $108,349. In prior fiscal years, forfeited account balances were allocated annually as an additional Company matching contribution to the individual accounts of participants remaining in the Plan in the plan year in which the forfeiture occurred. This additional contribution was $109,458 during the year ended January 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last trading day of the plan year. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximates fair value.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Wells Fargo Collective Stable Return Fund, which was included as an investment option and held by the Plan during fiscal 2007 and for a portion of fiscal 2008, invests in a stable value fund that is a collective investment trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates. The fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents invested principal plus accrued interest thereon. The Wells Fargo Collective Stable Return Fund was not included as an investment option and was not held by the Plan as of January 31, 2009.

Administrative Expenses — Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended January 31, 2009 (See Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Participant loans, which have been included in Level 3, are valued at the outstanding loan balance, which approximates fair value. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at January 31, 2009:

	Fair Value Measurements
	at January 31, 2009
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock	$6,614,904	$-	$-	$6,614,904
Mutual funds	20,714,409	-	-	20,714,409
Participant loans	-	-	744,156	744,156

Total	$27,329,313	$-	$744,156	$28,073,469

Changes in the fair value of the Plan’s Level 3 investments during the year ended January 31, 2009 were as follows:

Participant
Loans

Balance at February 1, 2008	$684,567
Loan originations and repayments — net	59,589

Balance at January 31, 2009	$744,156

4.	INVESTMENTS

The following table presents the fair value of Plan investments that exceed 5% of net assets available for benefits as of January 31, 2009 and 2008:

	January 31,	January 31,
	2009	2008

Investments at Fair Value as Determined by Quoted Market Price:
The Buckle Stock Fund —
The Buckle, Inc.	$6,614,904	$7,548,143
Balanced Fund —
American Funds Income Fund of America	-	2,924,282
Large Value Fund —
Van Kampen Comstock	-	4,728,878
Large Blend Fund —
Davis NY Venture	-	4,107,360
Large Growth Fund —
Wells Fargo Advantage Capital Growth	-	2,229,669
Foreign Fund —
American Funds Europacific Growth	-	4,390,830
Global Fund —
Oppenheimer Global	-	1,817,483
Lifecycle Fund —
Fidelity Freedom 2025 Fund	2,148,208	-
Fidelity Freedom 2030 Fund	2,978,711	-
Fidelity Freedom 2035 Fund	2,417,017	-
Fidelity Freedom 2040 Fund	1,853,086	-
Fidelity Freedom 2045 Fund	1,772,736	-

Investments at Estimated Fair Value:
Stable Value Fund —
Wells Fargo Stable Return Fund N	$-	$3,258,538

During the years ended January 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $(12,434,105) and $(293,432), respectively, as follows:

	January 31,	January 31,
	2009	2008

Investments at Fair Value as Determined by
Quoted Market Price:

Common stock	$(1,689,592)	$1,435,919
Mutual funds	(10,745,621)	(1,872,608)

Investments at Estimated Fair Value:
Collective stable return fund	1,108	143,257

Net depreciation in fair value	$(12,434,105)	$(293,432)

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype non-standardized plan document sponsored by Fidelity Investments (“Fidelity”). Fidelity received an opinion letter from the Internal Revenue Service (the “IRS”), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The prototype plan document has been amended since receiving the determination letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 312,761 shares of The Buckle, Inc. common stock at January 31, 2009, and 177,956 shares at January 31, 2008, which had a cost basis of $3,689,538 and $2,662,229, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $717,548 and $160,160 for the plan years ended January 31, 2009, and 2008, respectively.

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

* * * * * *

BUCKLE 401(K) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2009

Column B	Column C	Column E
	Description of Investment:
	Including Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Collateral, and	Current
Lessor, or Similar Party	Par or Maturity Value	Value

The Buckle, Inc. —
*The Buckle Stock Fund	312,761 shares	$6,614,904

Money Market Fund —
*Fidelity Retirement Money Market Portfolio	1,311,841 shares	1,311,841

Bond Fund —
PIMCO Total Return Fund	87,874 shares	891,923

Large Value Fund —
Allianz NFJ Dividend Value Fund	49,822 shares	426,477

Large Blend Fund —
*Spartan US Equity Index Fund	8,713 shares	254,607
Davis NY Venture Fund	26,433 shares	564,342

Large Growth Fund —
American Funds Growth Fund of America	45,094 shares	866,259

Mid-Cap Value Fund —
*Fidelity Value Fund	5,235 shares	186,278

Mid-Cap Blend Fund —
*Spartan Extended Market Index Fund	1,769 shares	36,804

Mid-Cap Growth Fund —
Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio	12,357 shares	199,692

Small Value Fund —
Columbia Small Cap Value II Fund	19,045 shares	148,553

Small Growth Fund —
Royce Value Plus Fund	22,898 shares	170,816

Foreign Fund —
American Funds Europacific Growth Fund	34,770 shares	873,070
*Spartan International Index Fund	6,249 shares	145,737

Lifecycle Fund —
*Fidelity Freedom Income Fund	1,901 shares	17,909
*Fidelity Freedom 2000 Fund	231 shares	2,285
*Fidelity Freedom 2005 Fund	100,632 shares	812,100
*Fidelity Freedom 2010 Fund	29,671 shares	294,935
*Fidelity Freedom 2015 Fund	60,884 shares	498,643
*Fidelity Freedom 2020 Fund	104,883 shares	999,532
*Fidelity Freedom 2025 Fund	276,475 shares	2,148,208
*Fidelity Freedom 2030 Fund	326,255 shares	2,978,711
*Fidelity Freedom 2035 Fund	322,269 shares	2,417,017
*Fidelity Freedom 2040 Fund	355,679 shares	1,853,086
*Fidelity Freedom 2045 Fund	289,663 shares	1,772,736
*Fidelity Freedom 2050 Fund	140,944 shares	842,848

	Maturing from March 2009 to
	March 2022; interest rates of
*Participant Loans	5.0% to 10.5%	744,156

		$28,073,469

* Party-In-Interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(K) PLAN

Date July 29, 2009	By:	/s/ Dennis H. Nelson
Dennis H. Nelson
President and Chief Executive Officer

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158379, Post-Effective Amendment No. 1 to Registration No. 333-133384, Post-Effective Amendment No. 2 to Registration Statement No. 333-70633, Post-Effective Amendment No. 2 to Registration Statement No. 333-70641, and Post-Effective Amendment No. 2 to Registration Statement No. 333-70643 of The Buckle, Inc. on Form S-8 of our report dated July 29, 2009, appearing in the Annual Report on Form 11-K of the Buckle 401(k) Plan for the year ended January 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 29, 2009